

November 18, 2010

<u>Via U.S. Mail</u>

Mr. Edward S. Fleury
Chief Executive Officer
Command Security Corporation
Lexington Park, Lagrangeville, New York 12540

> **RE:** **Command Security Corporation**
> **Form 10-K for the Year ended March 31, 2010**
> **Filed June 25, 2010**
>
> **Definitive Proxy Statement on Schedule 14-A**
> **Filed July 29, 2010**
>
> **File No. 001-33525**

Dear Mr. Fleury:

We have reviewed your filing and have the following material comments as identified below. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended March 31, 2010

Notes to the Consolidated Financial Statements

5. Other Assets, page F-10

1. Provide an analysis of the unrealized loss for equity securities at March 31, 2010 and June 30, 2010 for each equity security showing the amount unrealized for 0 to 6 months, over 6 months through 9 months, over 9 months through 12 months and over 12 months. Provide support for securities in these categories whose unrealized loss is significant explaining why no other-than-temporary impairment was recorded. If you believe that the effect of not recording an other-than-temporary impairment is not material, please provide a SAB 99 materiality analysis.

2. Describe for us your evidence at March 31, 2010 and June 30, 2010 to support your assertions that the securities will be realized.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Directors, page 10

3. Please revise to comply with Item 401(e)(1) of Regulation S-K, which requires a description of the specific experience, qualifications, attributes and skills that led to the conclusion that the person should serve as a director in light of your company's business and structure. Provide this expanded disclosure on a director-by-director basis.

Directors, page 10

Information Concerning Executive Officers, page 15

4. Please revise to disclose, for each officer and director, any other directorships held during the last five years in any company with a class of securities registered pursuant to section 12 of the Exchange Act or subject to the requirements of section 15(d) of the Exchange Act. Refer to Item 401(e)(2) of Regulation S-K.

Executive Compensation, page 22

Summary Compensation Table, page 22

5. Please revise to provide the information for each of the last two completed fiscal years, as required by Item 402(n) of Regulation S-K.

6. In both your Summary Compensation and Director Compensation tables, please revise to disclose the aggregate grant date fair value of option awards as computed in

accordance with FASB Accounting Standards Codification Topic 718, as required by Item 402(n)(2)(v) and Item 402(r)(2)(iii) of Regulation S-K. Also include a footnote disclosing all assumptions made in the valuation by reference to a discussion of those assumptions in the company's financial statements, footnotes to the financial statements, or discussion in the Management's Discussion and Analysis. Refer to Instruction 1 to Item 402(n)(2)(v) and (n)(2)(vi) and the Instruction to Item 402(r).

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Sharon Virga at (202) 551-3385 or Kyle Moffatt, Accounting Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, Staff Attorney, at (202) 551-3399, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director